UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                     _______

                           NOTIFICATION OF LATE FILING

(CHECK ONE):    |_| Form 10-K     |_| Form 20-F    |_| Form 11-K     X Form 10-Q
CUSIP NUMBER
                |_|  Form N-SAR

       For        Period   Ended:    ______8/31/1999__________

                  Transition Report on Form 10-K [ ]
                  Transition Report on Form 20-F [ ]
                  Transition Report on Form 11-K [ ]
                  Transition Report on Form 10-Q [ ]
                  Transition Report on Form N-SAR

       For the Transition Period Ended: _______________________________________
       Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

Novex Systems International, Inc._____________________
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Former Name if Applicable

67 Wall St., Suite 2001 __________________
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Address of Principal Executive Officer (Street and Number)

New York, NY_10009_____________________
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25)b), the following should be completed. (Check box if appropriate)

          (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The principal cause of our failure to timely file our Quarterly Report on Form 10-Q for the period ended August 31, 1999 is that the person ultimately responsible for preparing the report and related financial statements has also been responsible for undertaking all steps necessary to complete the Registrant's acquisition on August 13, 1999 of the Allied Composition/Por-Rok businesses from The Sherwin-Williams Company, including the integration of that business into the Registrant's existing operations and accounting system. In addition, the resignation of the Registrant's bookkeeper on September 3, 1999, prior to training any successor, made the integration of the acquisition as well as the preparation of the Quarterly Report even more difficult. Effective October 12, 1999, the Registrant has hired a new chief financial officer whose immediate responsibility is to compile the financial information necessary for the final preparation of the Quarterly Report. For the foregoing reasons, additional time is required to compile such financial information and we will be unable to complete the preparation of the Quarterly Report on Form 10-Q in time for the October 15 deadline without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      ______Daniel_W._Dowe_____________    _(212)__     ___825-9292____________
                (Name)                    (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (of for such shorter) period that the registrant was required to file such reports)
          been filed? If answer is no, identify report(s).           XYes |_| No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                                 |_| Yes XNo

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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              __________Novex Systems International, Inc.__________
                      (Formely Stratford Acquisition Corp.)
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date _10/14/1999_______________   By \S\__Daniel_W._Dowe_______________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.